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                           November 5, 2021

       James Manning
       Chief Executive Officer
       Mawson Infrastructure Group Inc.
       Level 5, 97 Pacific Highway
       North Sydney NSW Australia 2060

                                                        Re: Mawson
Infrastructure Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 29,
2021
                                                            File No. 333-260600

       Dear Mr. Manning:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Derby, Staff Attorney, at (202) 551-3334 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Chad Ensz